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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 3 0 2006 WASH. D.C. 209 SECTION

SEC FILE NUMBER

8-66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 Ringling Boulevard, Third Floor
(No. and Street)

Sarasota	Florida	34237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Hushek, III (941) 441-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street	Sarasota	Florida	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Geoffrey A. Frazier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

OFFICIAL SEAL
ERICA KLONER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires June 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Members of GF Investment Services, LLC

We have audited the accompanying statement of financial condition of GF Investment Services, LLC (a Florida Limited Liability Corporation) as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson & Company, P.A.

Sarasota, Florida
March 16, 2006

GF Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 108,540
Deposits with clearing agency	198,849
Commissions receivable	101,915
Prepaid expenses	22,943
	$ 432,247

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 54,087
Accrued expenses	77,633
Loans payable	150,000
	281,720
MEMBERS' EQUITY	150,527
	$ 432,247

The accompanying notes are an integral part of this statement.

GF Investment Services, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2005

Revenue	
Commissions	$ 260,551
Expenses	
Salaries, benefits and payroll taxes	3,273
Registered representative commissions	124,902
Insurance	20,902
Office	4,874
Professional fees	51,663
Regulatory expenses	15,254
Rent	40,000
Telephone and utilities	3,241
	264,109
NET (LOSS)	$ (3,558)

The accompanying notes are an integral part of this statement.

GF Investment Services, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2005

	Contributed Capital	Accumulated (Deficit)	Total
Members' equity at January 1, 2005	$ 20,000	$ (5,915)	$ 14,085
Net loss	-	(3,558)	(3,558)
Contribution from members	140,000	-	140,000
Members' equity at December 31, 2005	$ 160,000	$ (9,473)	$ 150,527

The accompanying notes are an integral part of this statement.

GF Investment Services, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (3,558)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
(Increase) in operating assets:	
Deposits with clearing agency	(198,849)
Commissions receivable	(101,915)
Prepaid expenses	(19,796)
Increase in operating liabilities:	
Accounts payable	52,426
Accrued expenses	77,633
Total adjustments	(190,501)
NET CASH (USED IN) OPERATING ACTIVITIES	(194,059)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from member contributions to capital	140,000
Proceeds from loans payable	150,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	290,000
INCREASE IN CASH	95,941
Cash at January 1, 2005	12,599
Cash at December 31, 2005	$ 108,540

The accompanying notes are an integral part of this statement.

GF Investment Services, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida and Scottsdale, AZ. The Company transacts business through corresponding brokers and does not handle any customer securities.

In 2005, the Company entered into agreements with registered representatives in Sarasota, Florida and Scottsdale, Arizona. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer concessions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 20% to 80%. Certain registered representatives will be paid 90% of the commissions when the registered representative reaches $1,000,000 in gross dealer concessions.

2. Accounting Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statements of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2005, cash on deposit at commercial banks exceeded the portion secured by the FDIC by $13,018.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

4. Commissions Receivable

The commissions receivable represents commissions earned which were not received at year-end. The Company uses the allowance method of accounting for doubtful receivables. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful receivables was recorded at December 31, 2005 as management believes all receivables are collectible.

5. Income Taxes

The Company files its Federal and state income tax returns as a limited liability corporation. As such, items of income and expense are passed directly through to the members for Federal income tax purposes.

NOTE B - DEPOSITS WITH CLEARING AGENCY

At December 31, 2005, the Company had cash deposits of $198,849 in various firm accounts with a clearing agency. These accounts are not insured by FDIC.

NOTE C - LOANS PAYABLE

During 2005, the Company borrowed an aggregate of $150,000 from two individuals. The loans are unsecured and non-interest bearing. The Company intends to repay the loans during 2006.

NOTE D - OPERATING LEASE

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related by common ownership. The lease expires in December 2010. The Company may, at its option, renew the lease for two additional terms of five years each under the same terms as the current lease. The lease requires monthly payments of $3,333 plus sales tax. The rental payments are adjusted annually by the greater of 3% or the percentage increase in the Consumer Price Index, not to exceed 5% per year.

NOTE D - OPERATING LEASE - CONTINUED

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Amount
2006	$ 40,000
2007	40,000
2008	40,000
2009	40,000
2010	40,000

Rent expense for the year ended December 31, 2005 was $40,000. At December 31, 2005, the $40,000 of lease payments are included in accounts payable.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Global Financial Advisory, Inc. under which certain general and administrative costs will be paid by Global Financial Advisory, Inc. and allocated to the Company on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Global Financial Advisory is a related party due to common ownership. Other fees directly related to the Company paid by Global Financial Advisory, Inc. are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from Global Financial Advisory, Inc. for 2005 was $17,040, of which $14,087 is included in accounts payable as of December 31, 2005.

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2005 or at any time during the year then ended.

NOTE G - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% (12.5% for initial year) of aggregate indebtedness, both terms as defined by the rule. At December 31, 2005, the Company has net capital of $101,269, which exceeded the capital requirement by $66,054. The Company's ratio of aggregate indebtedness to net capital was 2.78 to 1 at December 31, 2005.

NOTE H - EXEMPTION UNDER SECTION (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2005

GF Investment Services, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL

Members' equity		$ 150,527
Deductions for non-allowable assets		
Prepaid expenses		(22,943)
Commissions receivable		(26,315)
NET CAPITAL		$ 101,269

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 54,087	
Accrued expenses	77,633	
Loan payable	150,000	
Total aggregate indebtedness	$ 281,720	
Ratio: Aggregate indebtedness to net capital		2.78 to 1
Minimum net capital requirement		$ 35,215

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005, as amended on March 13, 2006) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of
GF Investment Services, LLC

In planning and performing our audit of the financial statements and supplementary information of GF Investment Services, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of GF Investment Services, LLC, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Natherson & Company, P.A.

Sarasota, Florida
March 16, 2006